

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 30, 2016

Ashley Lopez
Chief Executive Officer
DOCASA, Inc.
1901 North Roselle Road, Suite 800
Schaumburg, IL 60195

> **Re:** **DOCASA, Inc.**
> **Form 8-K/A**
> **Filed December 5, 2016**
> **File No. 333-199583**

Dear Ms. Lopez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Overview, page 4

1. Please disclose the basis for your statement that you are an "award-winning and recognized leader in the UK Specialty coffee market" and describe the status of your "35 [stores] in a nationwide pipeline."

2. We note you disclose in Note 14 to your financial statements that Jones Lang LaSalle contributed to approximately 11% of your revenue during each of the past two fiscal years. Please tell us what consideration you have given to including disclosure explaining the significance of this relationship. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Social Impact, page 12

3. Please enhance your disclosure to describe any initiatives you have taken to support your commitment to being a "socially impactful company." In addition, please clarify the

significance of the graphics included on page 12.  Any artwork included in your Form 8-K should be clear illustrations of your product or business.

Risks Related to our Organization and the Market for Our Stock, page 19

4.      Please include a risk factor addressing the risks associated with enforcement of civil liabilities as your directors and executive officers appear to reside outside of the United States, your assets are located outside of the United States and your revenues are derived outside of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

5.      Revise the analysis of your operating results for each period presented to quantify underlying material activities that generated income statement variances between periods.  Your revised analysis should fully explain the change between periods and address each financial statement line item.  Refer to Item 303(a)(3) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1 – Nature of Business, Presentation and Going Concern, page F-6

Revenue Recognition, page F-7

6.      You report revenues from coffee and complementary food products, coffee school, and management fees.  Revise your disclosure to provide additional detail regarding your revenue recognition policy that is specifically tailored to your operations.  Your revised disclosure should include a description of each source of revenue identified in your filing.  In addition, address your accounting for cash incentives provided to customers.  Refer to SAB Topic 13.

Pro-Forma Financial Information, page F-16

7.      Revise to provide a pro forma balance sheet as of August 31, 2016 to comply with Rule 8-05(b)(2) of Regulation S-X.

8.      The historical financial information for Department of Coffee and Social Affairs Limited presented in your pro forma results of operations for the years ended August 31, 2016 and 2015 does not appear to agree to the amounts presented in your audited financial statements.  Revise your presentation to address any differences.

9.      Tell us your basis for presenting two years of pro forma income statement information or revise to only present this pro forma information for the latest fiscal year.  Refer to Rule 8-05(b)(1) of Regulation S-X.

10.     Revise your presentation of pro forma earnings per share to reflect the change in capital structure resulting from the reverse merger between Department of Coffee and Social Affairs Limited and DOCASA, Inc.

Directors and Executive Officers, page 26

Biographies, page 27

11.     Please expand the biographical descriptions of your directors and officers to include each person's business experience during each of the past five years, including dates of employment.  In this regard, we note you disclose at page 28 that Mr. Shahid has a consulting company.  Please also disclose the principal business of any corporation or other organization by which each officer and director was previously employed.  Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 30

12.     Please disclose all transactions in which the amount involved exceeds 1% of the average of your total assets at fiscal year-end for the last two completed fiscal years as required by Item 404(d)(1) of Regulation S-K.  For example, we note that Note 10 to your financial statements reflects you have engaged in transactions with related parties, including compensating Mr. Shahid pursuant to a consulting agreement and the issuance of preference shares to Mr. Allesch-Taylor and DEIJ Capital, a company controlled by Mr. Gill, in exchange for debt cancellation.

13.     To the extent that Mr. Allesch-Taylor or Mr. Gill may be considered a control person or a promotor of the company, please expand your disclosure to comply with the requirements of Item 404(c) of Regulation S-K.  See Item 404(d)(2) of Regulation S-K.

Exhibits

14.     Please file all exhibits required by Form 10 and Item 601 of Regulation S-K, including material contracts.  For example, we note you disclose you have an employment agreement with Ms. Lopez and a consulting agreement with Mr. Shahid.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director
Official of Natural Resources